As filed with the Securities and Exchange Commission on July 9, 2007.

                                                        Registration No. _______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 BTHC XIV, INC.
                 (Name of Small Business Issuer in Its Charter)



                   Delaware                                   20-5456276
         (State or other jurisdiction                      (I.R.S. Employer
               of incorporation)                        Identification Number)


                      12890 Hilltop Road                          76226
                        Argyle, Texas
           (Address of principal executive offices)            (Zip Code)

                                 (972) 233-0300
                (Issuer's Telephone Number, Including Area Code)


         Securities Registered Under Section 12 (b) of the Exchange Act:


         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
         -------------------                     ------------------------------
                None                                         None


         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

                                Table of Contents


PART I.........................................................................3

   ITEM 1. DESCRIPTION OF BUSINESS.............................................3
      History..................................................................3
      Plan of Reorganization...................................................3
      Business Plan............................................................4
      Investigation and Selection of Business Opportunities....................5
      Risk Factors Relating to Our Business Plan...............................6
      Competition..............................................................8
      Employees................................................................9
   ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...........9
      Plan of Operation........................................................9
      Liquidity and Capital Resources..........................................9
   ITEM 3.  DESCRIPTION OF PROPERTY...........................................10
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....10
   ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......11
   ITEM 6. EXECUTIVE COMPENSATION.............................................15
      Executive Officers......................................................15
      Executive Compensation..................................................15
   ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................15
   ITEM 8. DESCRIPTION OF SECURITIES..........................................16
      Capital Stock...........................................................16
      Provisions Having A Possible Anti-Takeover Effect.......................16
   ADDITIONAL INFORMATION.....................................................16
   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................16

PART II.......................................................................17

   ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
           AND OTHER STOCKHOLDER MATTERS......................................17
      Market Information......................................................17
      Transfer Agent..........................................................17
      Reports to Stockholders.................................................17
      Securities Eligible for Future Sale.....................................18
   ITEM 2. LEGAL PROCEEDINGS..................................................18
   ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING DISCLOSURE..............................................19
   ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES............................19
   ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................19

PART F/S......................................................................20


PART III......................................................................20

   ITEM 1. INDEX TO EXHIBITS..................................................20
   ITEM 2. DESCRIPTION OF EXHIBITS............................................20

SIGNATURES....................................................................21


INDEX OF EXHIBITS..........................................................IOE-1

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     BTHC XIV, Inc. was organized on August 16, 2006 as a Delaware corporation to effect the reincorporation of BTHC XIV, LLC, a Texas limited liability company, mandated by the plan of reorganization discussed below. In accordance with the confirmed plan of reorganization, our current business plan is to seek to identify a privately-held operating company desiring to become a publicly held company by merging with us through a reverse merger or acquisition. We are a development stage company and a shell company as defined in Rule 405 under the Securities Act of 1933, or the Securities Act, and Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. As a shell company, we have no operations and no or nominal assets. Although we have no assets or operations, we believe we possess a stockholder base which will make us an attractive merger or acquisition candidate to an operating, privately-held company seeking to become publicly held. Our principal office is located at 12890 Hilltop Road, Argyle, TX 76226, and our telephone number is (972) 233-0300.

History

     In September 1999, Ballantrae Healthcare LLC and its affiliated limited liability companies including BTHC XIV, LLC, or collectively Ballantrae, were organized for the purpose of operating nursing homes throughout the United States. Ballantrae did not own the nursing facilities. Instead, they operated the facilities pursuant to management agreements and/or real property leases with the owners of these facilities. Although Ballantrae continued to increase the number of nursing homes it operated and in June 2000 had received a substantial equity investment, it was unable to achieve profitability. During 2001 and 2002, Ballantrae continued to experience severe liquidity problems and did not generate enough revenues to cover its overhead costs. Despite obtaining additional capital and divesting unprofitable nursing homes, by March, 2003, Ballantrae was out of cash and unable to meet its payroll obligations.

     On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization, or the Plan, as presented by Ballantrae, its affiliates and their creditors. On August 16, 2006, pursuant to the Plan, BTHC XIV, LLC was merged into BTHC XIV, Inc., a Delaware corporation.

Plan of Reorganization

     Halter Financial Group, Inc. or HFG, participated with Ballantrae and their creditors in structuring the Plan. As part of the Plan, HFG provided $76,500 to be used to pay professional fees associated with the Plan confirmation process. HFG was granted an option to be repaid through the issuance of equity securities in 17 of the Ballantrae entities, including BTHC XIV, Inc.

     HFG exercised the option, and as provided in the Plan, 70% of our outstanding common stock, or 350,000 shares, was issued to HFG in satisfaction of HFG's administrative claims. The remaining 30% of our outstanding common stock, or 150,007 shares, was issued to 520 holders of administrative and tax claims and unsecured debt. The 500,007 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code.

     As further consideration for the issuance of the 350,000 Plan Shares to HFG, the Plan required HFG to assist us in identifying a potential merger or acquisition candidate. HFG is responsible for the payment of our operating expenses and HFG will provide us, at no cost, with consulting services, including assisting us with formulating the structure of any proposed merger or acquisition. Additionally, HFG is responsible for paying our legal and accounting expenses related to this registration statement and our expenses incurred in consummating a merger or acquisition.

     We will remain subject to the jurisdiction of the bankruptcy court until we consummate a merger or acquisition. Pursuant to the confirmation order, if we do not consummate a business combination prior to June 20, 2010, the Plan Shares will be deemed canceled, and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved without further order of the bankruptcy court. If we timely consummate a merger or acquisition, we will have met the requirements of the Plan and the discharge and injunction provisions granted to us under the confirmation order shall continue to be effective.

     Effective  August 16,  2006,  HFG  transferred  its 350,000  Plan Shares to
Halter  Financial   Investments  L.P.,  or  HFI,  a  Texas  limited  partnership controlled by Timothy P. Halter.

     Timothy P. Halter is the sole officer, director and shareholder of HFG and an officer and member of Halter Financial Investments GP, LLC, general partner of HFI. Mr. Halter currently serves as our president and sole director.

Business Plan

     Our current business plan is to seek and identify a privately-held operating company desiring to become a publicly held company by combining with us through a reverse merger or acquisition type transaction. Private companies wishing to have their securities publicly traded may seek to merge or effect an exchange transaction with a shell company with a significant stockholder base. As a result of the merger or exchange transaction, the stockholders of the private company will hold a majority of the issued and outstanding shares of the shell company. Typically, the directors and officers of the private company become the directors and officers of the shell company. Often the name of the private company becomes the name of the shell company. We believe that by becoming a reporting company, under the rules and regulations of the Exchange Act, we will become a more suitable candidate to engage in a combination transaction with a privately-held company.

     We have no capital and must depend on HFG to provide us with the necessary funds to implement our business plan. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. However, at the present time, we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition or merger.

     Timothy P. Halter, our sole officer and director, will be primarily responsible for investigating combination opportunities. However, we believe that business opportunities may also come to our attention from various sources, including HFG, professional advisors such as attorneys, and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plan, understanding, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

     No direct discussions regarding the possibility of a combination are expected to occur until after the effective date of this registration statement. We can give no assurances that we will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available to us for implementation of our business plan. Furthermore, we can give no assurances that any acquisition, if it occurs, will be on terms that are favorable to us or our current stockholders.

     We do not propose to restrict our search for a candidate to any particular geographical area or industry, and therefore, we are unable to predict the nature of our future business operations. Our management's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     Any entity which has an interest in being acquired by, or merging into us, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is anticipated that an amount of common stock constituting control of us would either be issued by us or be purchased from HFI.

     We do not foresee that we will enter into a merger or acquisition transaction with any business with which HFG, HFI or Timothy P. Halter is currently affiliated.

Investigation and Selection of Business Opportunities

     Certain types of business acquisition transactions may be completed without requiring us to first submit the transaction to our stockholders for their approval. If the proposed transaction is structured in such a fashion our stockholders (other than HFI our majority stockholder) will not be provided with financial or other information relating to the candidate prior to the completion of the transaction.

     If a proposed business combination or business acquisition transaction is structured that requires our stockholder approval, and we are a reporting company, we will be required to provide our stockholders with information as applicable under Regulations 14A and 14C under the Exchange Act.

     The analysis of business opportunities will be undertaken by or under the supervision of Timothy P. Halter, our president and sole director. In analyzing potential merger candidates, our management will consider, among other things, the following factors:

*    Potential for future earnings and appreciation of value of securities;
* Perception of how any particular business opportunity will be received by the investment community and by our stockholders;
* Eligibility of a candidate, following the business combination, to qualify its securities for listing on a national exchange or on a national automated securities quotation system, such as NASDAQ.
*    Historical results of operation;
*    Liquidity and availability of capital resources;
* Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;
* Strength and diversity of existing management or management prospects that are scheduled for recruitment;
*    Amount of debt and contingent liabilities; and
*    The products and/or services and marketing concepts of the target company.

     There is no single factor that will be controlling in the selection of a business opportunity. Our management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of our limited capital available for investigation and our dependence on one person, Timothy P. Halter, we may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

     We are unable to predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months.

     Prior to making a decision to participate in a business transaction, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if audited financial statements are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced to comply with the requirements of a Current Report on Form 8-K to be filed with the Securities and Exchange Commission, or Commission, upon consummation of the business combination.

     As part of our investigation, our executive officer may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain provided information, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial and management resources.

     We believe that various types of potential candidates might find a business combination with us to be attractive. These include candidates desiring to create a public market for their securities in order to enhance liquidity for current stockholders, candidates which have long-term plans for raising capital through public sale of securities and believe that the prior existence of a public market for their securities would be beneficial, and candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the development of a public market for their securities will be of assistance in that process. Companies which have a need for an immediate cash infusion are not likely to find a potential business combination with us to be a prudent business transaction alternative.

Risk Factors Relating to Our Business Plan

     Our business plan and our ability to successfully implement our business plan are subject to certain risk factors, including, the following:

          We will be unable to successfully implement our business plan if HFG does not, or is unable, to provide us with adequate capital to conduct our operations and pay the expenses necessary to consummate a business combination.

     We are dependent upon HFG to pay our operating expenses and to fund the implementation of our plan of operation. If HFG fails, or is unable, to provide us with adequate capital to conduct our business operations including the implementation of our business plan, we may be unable to complete a merger or acquisition on or before June 20, 2010 as required by the Plan. In such event, Plan Shares held by HFI and our other stockholders will be cancelled and voided and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved.

          There is no trading market for our securities which could impair our ability to find a suitable merger candidate.

     There is no public trading market for our securities and there can be no assurance that a trading market for our securities will exist if we complete a business combination. Although we intend to make our shares eligible for trading on the NASD's OTC Bulletin Board, the Plan provides that no active trading market shall exist for our securities until after the consummation of a business combination. The Plan further provides that our stockholders are enjoined from trading, selling or assigning the shares of common stock they received pursuant to the Plan until we consummate a business transaction. HFI, however, may transfer in a private transaction, a portion of its shares of our common stock prior to the consummation of a business combination to a single transferee or group of transferees under common control and to HFI employees and representatives, subject to compliance with applicable federal and state securities laws. Any such transfer shall be subject to the same restrictions as applicable to HFG under the Plan. Until such time as our securities are eligible for quotation on the OTC Bulletin Board, we will be at a competitive disadvantage with other companies, including shell companies, who have publicly traded securities, in attracting suitable candidates to participate in a business combination with us.

          We have no agreement for a business combination and we do not have any minimum requirements for a business combination.

     We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. We may not be successful in identifying and evaluating a suitable merger candidate or in consummating a business combination. We have not selected a particular industry or specific business within an industry for a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity.

          The loss of the services of Timothy P. Halter, our sole officer and director, would adversely affect our ability to implement our business plan.

     Our management consists of only one person, Timothy P. Halter, our president and sole director. He will be the only person responsible for conducting our day-to-day operations and implementing our business plan. We will rely solely on the judgment of Mr. Halter when selecting a target company. Mr. Halter will only devote a limited amount of his time each month to our business. Mr. Halter has not entered into a written employment agreement with us and he is not expected to do so. The loss of the services of Mr. Halter would adversely affect our ability to implement our business plan.

          Conflicts of interest may arise between us and our stockholders, and HFG and Timothy P. Halter, during the implementation of our business plan which may have a negative impact on our ability to consummate a business transaction.

     Our sole officer and director, Timothy P. Halter, is not required to commit his full time to our affairs, which may result in a conflict of interest in allocating his time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. Mr. Halter is engaged in several other business endeavors and is not obligated to contribute any specific number of hours to our affairs. If his other business affairs require him to devote more substantial amounts of time to such interests, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination.

     Mr. Halter, HFG and HFI, our majority stockholder, are affiliated with other shell companies with business activities similar to those intended to be conducted by us. Mr. Halter, HFG and HFI may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities to which they have fiduciary obligations. Accordingly, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented.

     Depending upon the nature of a proposed transaction, our stockholders, other than HFI, may not be afforded the opportunity to approve or consent to a particular transaction.

     To implement our business plan we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by Mr. Halter and their fees will be paid by HFG. We anticipate that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to us. If Mr. Halter considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates of HFG. Such advisors because of their relationship with HFG and Mr. Halter may not fully consider our best interest in rendering advice and services to us.

          We have no cash and no operations and may not have access to sufficient capital to consummate a business combination.

     Payment of our operating expenses and expenses of implementing our business plan is the responsibility of HFG. We may not be able to take advantage of any available business opportunities because of the limited and uncertain availability of capital. There is no assurance that HFG will have sufficient capital to provide us with the necessary funds to successfully implement our plan of operation or that HFG will continue to provide us with capital in the future.

          There may be a scarcity of and/or significant competition for business opportunities and combinations, which may impede our ability to consummate a merger or acquisition.

     We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of privately-held business entities. A large number of established and well-financed entities, including venture capital firms, are active in seeking potential merger and acquisition candidates for their clients and investors. Substantially all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we have and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with other public shell companies who may have more available funds or other assets that make them a more attractive candidate for a merger than we are.

          Reporting requirements under the Exchange Act may delay or preclude a merger or acquisition.

     The rules and regulations of the Commission require a reporting shell company to timely provide in a Current Report on Form 8-K financial and other information, including audited financial statements, of the acquired company if we engage in a business combination, or if there is a change in our control. The additional time and costs that may be incurred by the potential target company to prepare audited financial statements and other information may significantly delay or essentially preclude consummation of an otherwise desirable acquisition.

          A business combination will result in a change in control of our company and significantly reduce the ownership interest of our current stockholders.

     In conjunction with completion of a business acquisition, we anticipate that we will issue an amount of our authorized but unissued common stock that will represent a significant majority of the voting power and equity of our company, which will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in us and thereby reducing the ownership interest of our current stockholders. We may also issue preferred stock to the stockholders of a target company. Holders of preferred stock may have rights, preferences and privileges senior to those of our existing holders of common stock. As a condition of the business combination, HFI, our majority stockholder, may agree to sell or transfer all or a portion of the common stock it owns to provide the target company with majority control. The resulting change in control will likely result in the removal of our present officer and director and a corresponding reduction in, or elimination of, his participation in future business activities.

          We may engage in a business combination with a foreign entity which will subject us to additional business risks.

     We may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America. In such event, we may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, we may encounter ongoing business risks associated with uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

          We may engage in a business combination that may have tax consequences to us and our stockholders.

     Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies and their stockholders, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both our company and the target entity and their stockholders. However, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Competition

     We expect to encounter substantial competition in our efforts to locate potential business combination opportunities. The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies and brokerage firms. Most of these organizations are likely to be in a better position than us to obtain access to potential business acquisition candidates because they have greater experience, resources and managerial capabilities than we do. We also will experience competition from other public companies with similar business purposes, some of which may also have funds available for use by an acquisition candidate.

Employees

     We have no employees. It is anticipated that HFG and Timothy P. Halter will engage consultants, attorneys and accountants as necessary for us to conduct our business operations and to implement and successfully complete our business plan. We do not anticipate employing any full-time employees until we have achieved our business purpose.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     As a shell company, we have no operations and no or nominal assets. Although we have no assets or operations, we believe we possess a stockholder base which will make us an attractive merger or acquisition candidate to an operating privately-held company seeking to become publicly-held.

     We intend to locate and combine with an existing, privately-held company which has profitable operations or, in our management's view, potential for earnings and appreciation of value of its equity securities, irrespective of the industry in which it is engaged. A combination may be structured as a merger, consolidation, exchange of our common stock for stock or assets or any other form which will result in the combined companies becoming an operating publicly-held corporation.

     Pending negotiation and consummation of a business combination, we anticipate that we will have, aside from carrying on our search for a combination partner, no business activities, and, thus, will have no source of revenue. Should we incur any significant liabilities prior to a combination with a private company, we may not be able to satisfy such liabilities as they are incurred.

     If our management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently terminated, it is likely that such efforts will exhaust our ability to continue to seek such combination opportunities before any successful combination can be consummated.

     In our pursuit for a business combination partner, our management intends to consider only combination candidates which are profitable or, in management's view, have growth potential. Our management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any
combination   candidate  which  does  not  furnish  us  with  audited  financial statements for its historical operations or can furnish audited financial statements in a timely manner. HFG may engage attorneys and/or accountants to investigate a combination candidate and to consummate a business combination. We may require payment of fees by such merger candidate to fund all or a portion of such expenses. To the extent we are unable to obtain the advice or reports from experts, the risks of any combined business combination being unsuccessful will be enhanced.

     We are not registered and we do not propose to register as an investment company under the Investment Company Act of 1940. We intend to conduct our business activities so as to avoid application of the registration and other provisions of the Investment Company Act of 1940 and the related regulations thereunder.

     We have no operating history, no cash, no assets and our business plan has significant business risks. Because of these factors, our Independent Registered Certified Public Accounting Firm has issued an audit opinion on our financial statements which includes a statement describing our going concern status. This means in our auditor's opinion, there is substantial doubt about our ability to continue as a going concern.

Liquidity and Capital Resources.

     We have no operations and will not generate any revenue until we consummate a business combination. We will need funds to support our operation and implementation of our plan of operation and to comply with the periodic reporting requirements of the Exchange Act. HFG has agreed to fund the expenses in implementing our plan of operation and to fund our operating expenses until we complete a business combination. We believe sufficient working capital will be provided by HFG for at least the next 12 months to support and preserve the integrity of our corporate entity and to fund the implementation of our business plan. If adequate funds are not available to us, we may be unable to complete our plan of operation. If we do not consummate a business combination by June 20, 2010, our Plan Shares will be cancelled and voided and the discharge and injunction provisions of the confirmation order, as they pertain to us, shall be deemed dissolved.

     We have no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the identity of a merger or acquisition candidate and we do not anticipate that we will incur any significant debt prior to a consummation of a business combination.

ITEM 3. DESCRIPTION OF PROPERTY

     We do not own property. We currently maintain a mailing address at 12890 Hilltop Road, Argyle, TX 76226. Our telephone number is (972) 233-0300. Other than this mailing address, we do not currently maintain any other office facilities, and do not anticipate the need for maintaining office facilities at any time until we complete a business combination. We pay no rent or other fees for the use of the mailing address. The facilities are also used by HFG for its business operations. HFG provides us with the use of office equipment and administrative services as necessary to conduct our business activities, including the implementation of our business plan.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information at July 6, 2007, regarding the beneficial ownership of our common stock of each person or group known by us to beneficially own 5% or more of our outstanding shares of common stock; each of our executive officers and directors; and all our executive officers and directors as a group:

     Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares as beneficially owned by them.

         Name and Address (2)                      Shares Beneficially Owned (1)
                                                    Number           Percent (3)
         -----------------------------------------------------------------------
         Timothy P. Halter (4)                     350,000 (5)             70.0
         Halter Financial Investments, LP (6)      350,000                 70.0
         Olga Guerra (7)                            58,762                 11.8
         Directors and officers as a group         350,000                 70.0
         (1 person)

     (1) On July 6, 2007 there were 500,007 shares of our common stock outstanding and no shares of preferred stock issued and outstanding. We have no outstanding stock options or warrants.
     (2) Under applicable SEC rules, a person is deemed the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.
     (3) In determining the percent of voting stock owned by a person on July 6, 2007 (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 500,007 shares of common stock outstanding on July 6, 2007, and
     (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.
     (4) Mr. Halter is our president and director. He also is a member of Halter Financial Investments GP, LLC, the general partner of Halter Financial Investments L.P. Mr. Halter's address is 12890 Hilltop Road, Argyle, TX 76226.
     (5) Mr. Halter is deemed to beneficially own the Plan Shares owned by Halter Financial Investments, L.P.
     (6) HFI's address is 12890 Hilltop Road, Argyle, TX 76226.
     (7) Olga Guerra's address is c/o Avery McDaniel, Attorney, 800 W. Weatherford Street, Fort Worth, Texas 76102.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers are as follows:

         Name             Age                       Positions Held
         ----             ---                       --------------
      Timothy P. Halter   41                 President, Chief Executive Officer,
                                             Secretary, Chief Financial Officer
                                             and Sole Director

     Our directors serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified. Directors are elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between Mr. Halter or any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect directors to our board. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs. Our board of directors does not have any committees at this time.

     Timothy P. Halter. Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. In September 2005, Mr. Halter and other minority partners formed HFI. HFI conducts no business operations. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation, a Nevada corporation, Marketing Acquisition Corp.,, a Nevada corporation, Energroup Technologies Corp., a Utah corporation, BTHC VII, Inc., BTHC VIII, Inc. and BTHC X, Inc., each a Delaware corporation. Each of the afore-referenced companies is current in the filing of their periodic reports with the SEC. Except for DXP Enterprises, each of the afore-referenced companies for which Mr. Halter acts as an officer and director may be deemed shell corporations. Mr. Halter will devote as much of his time to our business affairs as may be necessary to implement our business plan.

     Mr. Halter has significant experience acting in the capacity of the principal stockholder, a director and an executive officer of blank check companies. The following table identifies those companies with which Mr. Halter has been affiliated that operated as a blank check company at some point in their history and whose securities are registered under the Exchange Act. The table also details Mr. Halter's prior and present involvement with each referenced company and the current status of each company's business operations. The business descriptions provided below are derived from the respective entities' periodic reports as filed with the SEC. Except for Nevstar
Corporation, BTHC VII, Inc., BTHC VIII, Inc., BTHC X, Inc., Marketing Acquisition Corp., and Energroup Technologies Corp., we have made no independent verification of the accuracy of the disclosure found in such reports or whether the entities are current in the filing of their respective periodic reports with the SEC.

     As noted in the table below, Mr. Halter is currently a director, officer and principal shareholder of Nevstar Corporation, a Nevada corporation, Marketing Acquisition Corp., a Nevada corporation, Energroup Technologies Corp., a Utah corporation, BTHC VII, Inc., BTHC VIII, Inc. and BTHC X, Inc., each a Delaware corporation.. Regarding the other registrants listed in the table, Mr. Halter was not affiliated with any of the operating businesses prior to the consummation of the reverse merger transaction and resigned as an officer and director upon consummation of the transaction. After the merger transaction, Mr. Halter did not participate in the management of any of the registrants and ceased being a principal shareholder. Other than being a minority shareholder of certain of the registrants, Mr. Halter is not affiliated with, and does not control, any of the registrants.





------------------------------------------------------------------------------------------------------------------------------------
Name of Registrant     Date of Registration/           Nature of Interest                          Current Status of Registrant
                       SEC File Number
------------------------------------------------------------------------------------------------------------------------------------

Athersys, Inc.         Form 10 filed on July 6,        Mr.    Halter    remains   a    minority    The  company is in the  business
(formerly              2006; SEC File                  stockholder  of the company.  Mr. Halter    of    developing     therapeutic
BTHC VI, Inc.)         Number 000-52108                resigned as an officer  and  director of    product candidates.
                                                       the  company  as a result of a change in
                                                       control transaction completed on June 8,
                                                       2007.
------------------------------------------------------------------------------------------------------------------------------------

Avatar Systems, Inc.   Form 10 filed on June 25,       Mr.    Halter    remains   a    minority    The  company is in the  business
                       2001; SEC File                  stockholder  of the company.  Mr. Halter    of providing  petroleum industry
                       Number 000-32925                resigned as an officer  and  director of    solutions  for   accounting  and
                                                       the  company  as a result of a change in    financial management.
                                                       control    transaction    completed   on
                                                       November 14, 2000.
------------------------------------------------------------------------------------------------------------------------------------

Bitech Pharma, Inc.    Form 10 filed on December 16,   Mr.    Halter    remains   a    minority    The  company is in the  business
                       2005; SEC File                  stockholder  of the company.  Mr. Halter    of   developing   and  producing
                       Number 000-51684                resigned  as an fficer and  director  of    therapeutic protein products.
                                                       the  company  as a esult of a change  in
                                                       control  transaction  completed  on June
                                                       30, 2005.
------------------------------------------------------------------------------------------------------------------------------------

BTHC VII, Inc.         Form 10 filed on July 10,       Mr. Halter  acquired  control on June 7,    The company is a shell company.
                       2006; SEC File                  2005 and  currently  serves  as its sole
                       Number 000-52123                officer and director.
------------------------------------------------------------------------------------------------------------------------------------

BTHC VIII, Inc.        Form 10-SB filed on             Mr. Halter acquired control on August 7,    The company is a shell company.
                       September 21, 2006;             2006 and  currently  serves  as its sole
                       SEC File Number 0-52232         officer and director.
------------------------------------------------------------------------------------------------------------------------------------

BTHC X, Inc.           Form 10 filed on                Mr.  Halter  acquired  control on August    The company is a shell company.
                       September 22, 2006; SEC         16,  2006 and  currently  serves  as its
                       File Number 0-52237             sole officer and director.
------------------------------------------------------------------------------------------------------------------------------------

China Agritech, Inc.   Form 10 filed on                Mr.   Halter   acquired  a   controlling    The company is currently engaged
                       February 2, 2002;               interest in the company on May 25, 2004,    in  the  business  of  producing
                       Current SEC File                and  acted  as  its  sole   officer  and    organic     liquid      compound
                       Number 0-49608                  director  until  his  resignation  as  a    fertilizers.
                                                       result   of   a   change   in    control
                                                       transaction  completed  on  February  3,
                                                       2005.  Mr.  Halter  remains  a  minority
                                                       stockholder of the company.
------------------------------------------------------------------------------------------------------------------------------------

China BAK              The company originally          Mr.   Halter   acquired  a   controlling    The company is a manufacturer of
Battery, Inc.          filed a registration            interest  in the  company  on  June  14,    lithium   -ion   batteries   and
                       statement on Form S-1           2004,  and acted as its sole officer and    related products.
                       on June 10, 2000 and            director  until  his  resignation  as  a
                       a Form 8-A12G on                result   of   a   change   in    control
                       March 29, 2002;                 transaction  completed  on  January  20,
                       SEC File Number 000-49712       2005.  Mr.  Halter  remains  a  minority
                                                       stockholder of the company
------------------------------------------------------------------------------------------------------------------------------------

China Digital          The company originally          Mr.   Halter   acquired  a   controlling    The  company  is a  provider  of
Wireless, Inc.         became obligated to file        interest in the company on February  23,    value added information services
                       reports with the SEC in 1983    2004,  and acted as its sole officer and    to mobile phone  subscribers  in
                       with the filing of a            director  until  his  resignation  as  a    China.
                       Registration Statement          result   of   a   change   in    control
                       on Form S-18(File Number        transaction  completed on June 23, 2004.
                       2-84351);Current SEC            Mr.    Halter    remains   a    minority
                       File Number 0-12536.            stockholder of the company.
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------

China Pharma           Form 10 filed on February 15    Mr.   Halter   acquired  a   controlling    The company's  primary  business
Holdings, Inc.         2000; SEC File                  interest in the company on May 11, 2005,    is    research,     development,
                       Number 000-29523                and  acted  as  its  sole   officer  and    manufacturing    and   sale   of
                                                       director   until  the  completion  of  a    bio-pharmaceutical products.
                                                       change in control transaction on October
                                                       20, 2005.  Mr. Halter remains a minority
                                                       stockholder of the company.
------------------------------------------------------------------------------------------------------------------------------------

China Ritar Power      Form 10-SB filed on April 29    Mr.    Halter    remains   a    minority    The company is a manufacturer of
Corp. (formerly        1999; SEC File                  stockholder  of the company.  Mr. Halter    lead acid batteries.
Concept Ventures       Number 000-25901                resigned as an officer  and  director of
Corp.)                                                 the  company  as a result of a change in
                                                       control    transaction    completed   on
                                                       February 16, 2007.
------------------------------------------------------------------------------------------------------------------------------------

Games, Inc.            Form 10 filed on November 15    Mr.    Halter    remains   a    minority    The  company  is  a   technology
                       2001; SEC File                  stockholder  of the company.  Mr. Halter    company operating in the area of
                       Number 000-33345                resigned as an officer  and  director of    interactive entertainment.
                                                       the  company  as a result of a change in
                                                       control    transaction    completed   on
                                                       September 30, 2001.
------------------------------------------------------------------------------------------------------------------------------------

International Stem     Form 10 filed on April 4,       Mr.    Halter    remains   a    minority    The  company  is  engaged in the
Cell (formerly         2006; SEC File                  stockholder  of the company.  Mr. Halter    business      of      developing
Corp.  BTHC III,       Number 000-51891                resigned as an officer  and  director of    therapeutic products.
Inc.)                                                  the  company  as a result of a change in
                                                       control    transaction    completed   on
                                                       December 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------

KMG Chemicals, Inc.    Form 10 filed on December 6,    Mr. Halter is not a current  stockholder    The   company  is  a  seller  of
                       1996; SEC File                  of the company.  Mr. Halter  resigned as    industrial    wood    preserving
                       Number 000-29278                an officer  and  director of the company    chemicals in the United States.
                                                       as a  result  of  a  change  in  control
                                                       transaction  completed  on  October  15,
                                                       1996.
------------------------------------------------------------------------------------------------------------------------------------

MGCC Investment        The company became public       Mr.    Halter    remains   a    minority    The company is a manufacturer of
Strategies, Inc.       via the filing of a SB-2        stockholder  of the company.  Mr. Halter    auto parts.
                       registration statement filed    resigned as an officer  and  director of
                       in October 2001, SEC            the company as a result of the change in
                       File Number 000-50883           control  transaction  completed  on June
                                                       22, 2006.
------------------------------------------------------------------------------------------------------------------------------------

Millennium Quest, Inc. The company became public      Mr.    Halter    remains   a    minority     The company is a manufacturer of
                       via the filing of a Form 10    stockholder  of the company.  Mr. Halter     dried food products.
                       registration statement         resigned as an officer  and  director of
                       filed in September 2000,       the company as a result of the change in
                       SEC File Number                control transaction  completed on May 3,
                       000-31619                      2007.
------------------------------------------------------------------------------------------------------------------------------------

Microwave Transmission Form 10 filed on March 31,     Mr. Halter is not a current  stockholder     The company is currently engaged
Systems, Inc.          2000; SEC File                 of the company.  Mr. Halter  resigned as     in the business of  constructing
                       Number 000-30722               an officer  and  director of the company     and     maintaining     wireless
                                                      on as a result  of a change  in  control     communications  transmitting and
                                                      transaction completed on August 6, 1999.     recovering facilities.
------------------------------------------------------------------------------------------------------------------------------------

Nevstar Corporation    The Company filed a            Mr.  Halter  acquired   control  of  the     The company is a shell company.
                       registration statement         company on October 11,2005 and currently
                       on Form S-1 on September 24,   serves as its sole officer and director.
                       1997; SEC File
                       Number 000-21071
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------

Playlogic              The company filed with         Mr.   Halter   acquired  a   controlling     The company is presently engaged
Entertainment,         the SEC a registration         interest in the company on December  15,     in the  business  of  developing
Inc.                   statement on Form SB-2         2004,  and acted as its sole officer and     gaming software.
                       on August30, 2001 and          director   until  the  completion  of  a
                       a Form 8-A12G on               change in control transaction on June 3,
                       February 28, 2002;             2005.  Mr.  Halter  remains  a  minority
                       SEC File Number                stockholder of the company.
                       000-49649
------------------------------------------------------------------------------------------------------------------------------------
Polymedix, Inc.        Form 10 filed on April 5,      Mr.  Halter  resigned  as an officer and     The company is a  bio-technology
                       2006; SEC File                 director on October 6, 2005.  Mr. Halter     company  focusing on research of
                       Number 000-51895               remains a  minority  stockholder  of the     infectious diseases.
                                                      company.
------------------------------------------------------------------------------------------------------------------------------------

Point Acquisition      The company became public      Mr.    Halter    remains   a    minority     The  company  is  engaged in the
Corp.                  via the filing of a Form       stockholder  of the company.  Mr. Halter     business    of     manufacturing
                       10 registration statement      resigned as an officer  and  director of     monolithic refractory products.
                       filed in September 2005,       the company as a result of the change in
                       SEC File Number                control  transaction  completed on April
                       000-51527                      25, 2007
------------------------------------------------------------------------------------------------------------------------------------

Redpoint Bio Corp.     The company became public      Mr.    Halter    remains   a    minority     The company is presently engaged
(formerly Robcor       via the filing of a SB-2       stockholder  of the company.  Mr. Halter     in the  development  of  biotech
Properties, Inc.)      registration statement filed   resigned as an officer  and  director of     products.
                       on May 19, 2005; SEC File      the  company  as a result of a change in
                       Number 000-51708               control  transaction  completed on March
                                                      12, 2007.
------------------------------------------------------------------------------------------------------------------------------------

RTO Holdings, Inc.     The Company originally became  Mr.  Halter  acquired   control  of  the     The company is presently engaged
                       public in 1986 pursuant to     company  on June 21,  2006 and served as     in the development and operation
                       the filing of a registration   its  sole  officer  and  director  until     of     ethanol     manufacturing
                       statement under the Securities August 29, 2006 when a change in control     facilities.
                       Act of 1933; SEC File Number   transaction was consummated.  Mr. Halter
                       000-15579                      remains a  minority  stockholder  of the
                                                      company.
------------------------------------------------------------------------------------------------------------------------------------

Segmentz, Inc.         Form 10 filed on January 30,   Mr.    Halter    remains   a    minority     The company is currently engaged
                       2002; SEC                      stockholder  of the company.  Mr. Halter     in  the  business  of  providing
                       File Number 000-49606          resigned as officer and  director of the     transportation    services    to
                                                      company  as  a  result  of a  change  in     clients in the U.S. and Canada.
                                                      control transaction completed on January
                                                      31, 2001.
------------------------------------------------------------------------------------------------------------------------------------

Shelron Group, Inc.    Form 10 filed on October 11,   Mr. Halter is not a current  stockholder     The company is currently engaged
                       2000; SEC                      of the company.  Mr. Halter  resigned as     in the  business  of  developing
                       File Number 000-31176          an officer  and  director of the company     business  intelligence  software
                                                      as a  result  of  a  change  in  control     and     comparative     shopping
                                                      transaction completed on April 26, 2000.     software programs.
------------------------------------------------------------------------------------------------------------------------------------

Sutor Technology, Inc. The company originally became  Mr.    Halter    remains   a    minority     The  company  is  engaged in the
                       obligated to file reports      stockholder  of the company.  Mr. Halter     business  of  manufacturing  and
                       with the SEC as the            resigned as an officer  and  director of     selling    steel     fabrication
                       result of its 1989 filing      the  company  as a result of a change in     products.
                       of a registration statement    control    transaction    completed   on
                       on Form SB-2; SEC File         February 1, 2007.
                       Number 333-83351.
------------------------------------------------------------------------------------------------------------------------------------

Tiens Biotech Group,   Form 10 filed on March 7,      Mr.    Halter    remains   a    minority     The Company primarily engages in
Inc.                   2002; SEC File                 stockholder  of the company.  Mr. Halter     the development,  manufacturing,
                       Number 000-49666               resigned as an officer  and  director of     and   marketing   of   nutrition
                                                      the  company  as a result of a change in     supplement products.
                                                      control    transaction    completed   on
                                                      February 11, 2002.
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------

Winner Medical         The company originally         Mr.   Halter   acquired  a   controlling     The  company is  involved in the
Group, Inc.            became obligated to            interest  in the  company on November 4,     development,  manufacturing  and
                       file reports with the          2005,  and acted as its sole officer and     marketing  of medical  dressings
                       SEC as the result of           director   until  the  completion  of  a     and medical disposables.
                       its 1989 filing of a           change   in   control   transaction   on
                       registration statement         December 16, 2005.  Mr. Halter remains a
                       on Form S-18; SEC              minority stockholder of the company.
                       File Number 000-16547.
------------------------------------------------------------------------------------------------------------------------------------
Zeolite
Exploration Company    The company originally         Mr.   Halter   acquired  a   controlling     The company  owns and operates a
                       became public with the         interest in the company on November  30,     nano    precipitated     calcium
                       filing of a Registration       2005,  and acted as its sole officer and     carbonate  manufacturing company
                       Statement on Form SB-2         director   until  the  completion  of  a     in China.
                       on October 23, 2002;           change in control  transaction  on March
                       SEC File Number 333-74670      31, 2006.  Mr. Halter remains a minority
                                                      stockholder of the company.
------------------------------------------------------------------------------------------------------------------------------------



     In addition to the companies listed above, Mr. Halter is an officer, director, and shareholder of several private companies, including the Ballantrae entities discussed in "Item 1. Description of Business - Plan of Reorganization."

     It is specifically noted that the relative success or failure of any of the entities referenced above subsequent to Mr. Halter's affiliation should not be deemed an indication of the possibility of our success or failure upon the completion of our current plan of operations.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

     No officer or director has received any compensation from us. Until we consummate a business combination, it is not anticipated that any officer or director will receive compensation from us.

     We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

     Our board of directors appoints our executive officers to serve at the discretion of the board. Timothy P. Halter is our sole officer and director. Our directors receive no compensation for serving on the board. Until we consummate a business combination, we do not intend to reimburse our officers or directors for travel and other expenses incurred in connection with attending the board meetings or for conducting business activities.

Executive Compensation

     Timothy P. Halter has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. He will not receive any compensation for his services as our sole officer and director until after we complete a business combination.

     We do not have any employment or consulting agreements with any parties nor do we have a stock option plan or other equity compensation plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other than the participation of HFG and Timothy P. Halter in our Plan of Reorganization and the issuance to HFG of 350,000 shares of our common stock for satisfaction of certain administrative claims and for HFG's agreement to provide us with certain services as discussed in "Item 1- Description of Business", there are no relationships or transactions between us and any of our directors, officers and principal stockholders.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

     Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

     Pursuant to our Certificate of Incorporation, our board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

     Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change of our control. Our board is authorized to adopt, alter, amend and repeal our Bylaws or to adopt new Bylaws. In addition, our board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

     Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at l.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation". These uncertainties and other factor include, but are not limited to: our ability to locate a business opportunity for merger; the terms of our acquisition of or participation in a business opportunity; and the operating and financial performance of any business combination with us.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements, the reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

     There is no public trading market for our securities. We will seek to make our shares eligible for quotation on the NASD's OTC Bulletin Board. However, the Plan provides that no active trading market shall exist for our securities until after the consummation of a business combination. No assurance can be given that an active market will exist after we complete a business combination. The Plan further provides that our stockholders are enjoined from trading, selling or assigning their Plan Shares until we consummate a transaction. HFG, however, may transfer in a private transaction, a portion of its shares of our common stock prior to the consummation of a business combination to a single transferee or group of transferees under common control and to HFG employees and representatives, subject to compliance with applicable federal and state securities laws. Any such transferee shall be subject to the same restrictions as applicable to HFG under the Plan.

     Effective August 16, 2006, HFG transferred 350,000 Plan Shares to its affiliate, HFI.

     We have no equity compensation or other types of employee benefit plans.

Transfer Agent

     We have engaged Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034 (telephone number 469.633.0100) as our transfer agent. The Plan Shares have been issued and are being held by the transfer agent until a business combination is consummated.

Reports to Stockholders

     We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent registered public accounting firm. In the event we enter into a business combination with another company, we anticipate that management will continue furnishing annual reports to stockholders. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. Upon effectiveness of this registration statement, we intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

     Holders. As of July 6, 2007, there were a total of 500,007 shares of our common stock outstanding, held by approximately 520 stockholders of record.

     Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

Securities Eligible for Future Sale

     We relied, based on the confirmation order we received from the Bankruptcy Court, on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act of 1933, as amended, both the offer of the Plan Shares which may have been deemed to have occurred through the solicitation of acceptances of the Plan of Reorganization and the issuance of the Plan Shares pursuant to the Plan of Reorganization. In general, offers and sale of securities made in reliance on the exemption afforded under Section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, are free to resell such securities without registration under the Securities Act.

     We currently do not have any outstanding restricted securities as defined in Rule 144. We do not intend to issue any securities prior to consummating a reverse merger transaction. The securities we issue in a merger transaction will most likely be restricted securities. Since we are a blank check or shell company, we believe the resale of restricted securities we issue in a merger transaction will be subject to the restrictions as stated in the Wulff Letter discussed below.

     Generally, restricted securities can be resold under Rule 144 once they have been held for at least one year, provided that the securities satisfies the current public information requirements of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period; the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions and does not make any payment to anyone in connection with the sale transactions except the broker dealer who executes the trade or trades in the securities; the shares are sold in broker's transactions only; the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions; and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an affiliate of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144.

     In January, 2000, Richard K. Wulff, the Chief of the Securities and Exchange Commission's Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. (the Wulff Letter). The Wulff Letter was written in response to a request for guidance from Mr. Worm. In his request, Mr. Worm referred to several situations in which non-affiliate stockholders of blank check or shell companies had sought to treat their shares as free trading or unrestricted securities. As defined in the Wulff Letter, a blank check or shell company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     Citing the concerns of the United States Congress and the Securities and Exchange Commission over potential fraud and market manipulations involving blank check or shell companies, the Wulff Letter stated that the promoters and affiliates of blank check or shell companies, as well as transferees of their securities, are "underwriters" with respect to such securities. Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the Section 4(1) exemption from registration for resales under the Securities Act, that exempts sales by persons other than "an issuer, underwriter or a dealer." As a result, it is the position of the Securities and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity.

ITEM 2. LEGAL PROCEEDINGS

     Other than being subject to the provisions of the Plan and confirmation order, we are not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

     Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan of Reorganization, we issued an aggregate of 500,007 shares of our common stock to 520 of our holders of administrative and tax claims and unsecured debt. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933.


ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

o    conducted himself in good faith;

o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

     A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     Our Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

     We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

     Our Bylaws provide that we will indemnify our directors to the fullest extent provided by Delaware General Corporation Law and we may, if and to the extent authorized by our board of directors, so indemnify our officers and other persons whom we have the power to indemnify against liability, reasonable expense or other matters.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by BTHC XIV, Inc., of expenses incurred or paid by a director, officer or controlling person of BTHC XIV, Inc., in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

     The financial information beginning on page F-l hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

          See attached Index to Exhibits.

ITEM 2. DESCRIPTION OF EXHIBITS

         The following documents are filed as exhibits to this Registration
Statement:

Exhibit   Description of Exhibit
--------------------------------------------------------------------------------


2.1 First Amended Joint Plan of Reorganization filed by the Debtors and Official Committee of Unsecured Creditors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re:
          Ballantrae Healthcare, LLC, et. al., Debtors, Case No. 03-33152-HDH-11, dated September 29, 2004.

2.2 Order Confirming First Amended and Joint Plan of Reorganization, Chapter 11, Case No. 03-33152-HDH-11, Signed November 29, 2004.

3.1 Agreement and Plan of Merger by and between BTHC XIV, Inc. and BTHC XIV, LLC, dated August 15, 2006.

3.2 Certificate of Merger as filed with the Secretary of State of the State of Delaware on August 16, 2006.

3.3 Articles of Merger as filed with the Secretary of State of the State of Texas on August 16, 2006.

3.4       Certificate of Incorporation of BTHC XIV, Inc.

3.5       Bylaws of BTHC XIV, Inc.

4.1       Form of common stock certificate.
-----------------

                                 BTHC XIV, Inc.
                          (a development stage company)

                                    Contents


                                                                            Page

Report of Registered Independent Certified Public Accounting Firm            F-2

Financial Statements

   Balance Sheets
     as of June 30, 2007, December 31, 2006, 2005 and 2004                   F-3

   Statements of Operations and Comprehensive Loss for the six months ended June
     30, 2007, each of the years ended December 31, 2006 and 2005, the period from November 29, 2004 (date of bankruptcy settlement)
       through December 31, 2004 and
     the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2007                                                 F-4

   Statements of Changes in Stockholders' Equity
     for the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2007                                                 F-5

        through December 31, 2004 and
     the period from November 29, 2004 (date of bankruptcy settlement)
       through June 30, 2007                                                 F-6

   Notes to Financial Statements                                             F-7

                        LETTERHEAD OF S. W. HATFIELD, CPA


        REPORT OF REGISTERED INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM



Board of Directors and Stockholders
BTHC XIV, Inc.

We have audited the accompanying balance sheets of BTHC XIV, Inc. (a Delaware corporation and a development stage company) as of June 30, 2007, December 31, 2006, 2005 and 2004 and the related statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the six months ended June 30, 2007, each of the years ended December 31, 2006 and 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29, 2004 (date of bankruptcy settlement) through June 30, 2007, respectively. These financial statements are the sole responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTHC XIV, Inc. (a development stage company) as of June 30, 2007, December 31, 2006, 2005 and 2004 and the results of its operations and cash flows for the six months ended June 30, 2007, each of the years ended December 31, 2006 and 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29. 2004 (date of bankruptcy settlement) through June 30, 2007, respectively, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant stockholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note D. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                         /s/ S. W. Hatfield, CPA
                                                         -----------------------
                                                             S. W. HATFIELD, CPA
Dallas, Texas
July 3, 2007



                                 BTHC XIV, Inc.
                          (a development stage company)
                                 Balance Sheets
                 June 30, 2007, December 31, 2006, 2005 and 2004


                                                                  June 30,     December 31,   December 31,  December 31,
                                                                   2007           2006            2005          2004
                                                                  -------        -------        -------       -------

                                     ASSETS
Current Assets
   Cash on hand and in bank                                       $  --          $  --          $  --         $  --
   Due from controlling shareholder                                  --             --            1,000         1,000
                                                                  -------        -------        -------       -------

     Total Assets                                                 $  --          $  --          $ 1,000       $ 1,000
                                                                  =======        =======        =======       =======



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
   Accounts payable - trade                                       $  --          $  --          $  --         $  --
   Due to controlling shareholder                                   3,517          2,558           --            --
                                                                  -------        -------        -------       -------

     Total Liabilities                                              3,517          2,558           --            --
                                                                  -------        -------        -------       -------


Commitments and Contingencies


                         Stockholders' Equity (Deficit)
                       Preferred stock - $0.001 par value
     10,000,000 shares authorized.
     None issued and outstanding                                     --             --             --            --
   Common stock - $0.001 par value.
     40,000,000 shares authorized.
     500,007 shares issued and outstanding                            500            500            500           500
   Additional paid-in capital                                         500            500            500           500
   Deficit accumulated during the development stage                (4,517)        (3,558)          --            --
                                                                  -------        -------        -------       -------

     Total Stockholders' Equity (Deficit)                          (3,517)        (2,558)         1,000         1,000
                                                                  -------        -------        -------       -------

     Total Liabilities and
       Stockholders' Equity (Deficit)                             $  --          $  --          $ 1,000       $ 1,000
                                                                  =======        =======        =======       =======




   The accompanying notes are an integral part of these financial statements.




                                 BTHC XIV, Inc.
                          (a development stage company)
                 Statements of Operations and Comprehensive Loss
                         Six months ended June 30, 2007,
                     Years ended December 31, 2006 and 2005,
                Period from November 29, 2004 (date of bankruptcy
              settlement) through December 31, 2004 and Period from
                November 29, 2004 (date of bankruptcy settlement)
                              through June 30, 2007


                                                                                       Period from       Period from
                                                                                    November 29, 2004  November 29, 2004
                                                                                  (date of bankruptcy date of bankruptcy
                                    Six months         Year             Year          settlement)       settlement)
                                      ended            ended            ended           through          through
                                     June 30,       December 31,     December 31,     December 31,       June 30,
                                       2007             2006             2005             2004             2007
                                    ---------        ---------        ----------       ----------       ---------


Revenues                            $    --          $    --          $     --         $     --         $    --
                                    ---------        ---------        ----------       ----------       ---------

Operating expenses
   Reorganization costs                  --              2,308              --               --             2,308
   Legal and professional fees            550            1,250              --               --             1,800
   Other operating expenses               409             --                --               --               409
                                    ---------        ---------        ----------       ----------       ---------
                                          959            3,558              --               --             4,517
                                    ---------        ---------        ----------       ----------       ---------

Income from operations                   (959)          (3,558)             --               --            (4,517)

Provision for income taxes               --               --                --               --              --
                                    ---------        ---------        ----------       ----------       ---------

Net loss                                 (959)          (3,558)             --               --            (4,517)

Other comprehensive income               --               --                --               --              --
                                    ---------        ---------        ----------       ----------       ---------

Comprehensive loss                  $    (959)       $  (3,558)       $     --         $     --         $    (463)
                                    =========        =========        ==========       ==========       =========

Loss per weighted-average share
   of common stock outstanding,
   computed on net loss - basic
   and fully diluted                      nil              nil        nil              nil                    nil
                                    =========        =========        ==========       ==========       =========

Weighted-average number of shares
   of common stock outstanding -
   basic and fully diluted            500,007          500,007           500,007          500,007         500,007
                                    =========        =========        ==========       ==========       =========



   The accompanying notes are an integral part of these financial statements.



                                 BTHC XIV, Inc.
                          (a development stage company)
                      Statement of Changes in Stockholders'
              Equity (Deficit) Period from November 29, 2004 (date
                 of bankruptcy settlement) through June 30, 2007



                                                                                        Deficit
                                                                                      accumulated
                                               Common Stock            Additional      during the
                                               ------------             paid-in       development
                                           Shares        Amount         capital         stage           Total
                                          -------        -------        -------        -------         -------

Stock issued through bankruptcy
   settlement on November 29, 2004        500,007        $   500        $   500        $  --           $ 1,000

Net loss for the period                      --             --             --             --              --
                                          -------        -------        -------        -------         -------



Balances at December 31, 2004             500,007            500            500           --             1,000

Net loss for the year                        --             --             --             --              --
                                          -------        -------        -------        -------         -------



Balances at December 31, 2005             500,007            500            500           --             1,000

Net loss for the year                        --             --             --           (3,558)         (3,558)
                                          -------        -------        -------        -------         -------


Balances at December 31, 2006             500,007            500            500         (3,558)         (2,558)

Net loss for the period                      --             --             --             (959)           (959)
                                          -------        -------        -------        -------         -------


Balances at June 30, 2007                 500,007        $   500        $   500        $(4,517)        $(3,517)
                                          =======        =======        =======        =======         =======




   The accompanying notes are an integral part of these financial statements.




                                 BTHC XIV, Inc.
                          (a development stage company)
                            Statements of Cash Flows
                         Six months ended June 30, 2007,
                     Years ended December 31, 2006 and 2005,
                Period from November 29, 2004 (date of bankruptcy
              settlement) through December 31, 2004 and Period from
                November 29, 2004 (date of bankruptcy settlement)
                              through June 30, 2007


                                                                                                   Period from       Period from
                                                                                                November 29, 2004  November 29, 2004
                                                                                                     (date of         (date of
                                                                                                    bankruptcy       bankruptcy
                                                      Six months      Year            Year          settlement)     settlement)
                                                        ended         ended           ended           through        through
                                                       June 30,    December 31,    December 31,     December 31,     June 30,
                                                         2007         2006            2005             2004            2007
                                                     ----------    ----------      ----------       ----------      ----------

Cash Flows from Operating Activities
   Net loss for the period                           $  (959)       $(3,558)       $     --         $     --         $(4,517)
   Adjustments to reconcile net loss
     to net cash provided by
     operating activities
     Increase in accounts payable-trade                 --             --                --               --            --
                                                     -------        -------        ----------       ----------       -------
Net cash used in operating activities                   (959)        (3,558)             --               --          (4,517)
                                                     -------        -------        ----------       ----------       -------


Cash Flows from Investing Activities                    --             --                --               --            --
                                                     -------        -------        ----------       ----------       -------


Cash Flows from Financing Activities
   Cash received from bankruptcy trust                  --             --                --              1,000         1,000
   Cash advanced from (to) controlling shareholder       959          3,558              --             (1,000    )    3,517
                                                     -------        -------        ----------       ----------       -------
Net cash provided by financing activities                959          3,558              --               --           4,517
                                                     -------        -------        ----------       ----------       -------

Increase in Cash                                        --             --                --               --            --
Cash at beginning of period                             --             --                --               --            --
                                                     -------        -------        ----------       ----------       -------

Cash at end of period                                $  --          $  --          $     --         $     --         $  --
                                                     =======        =======        ==========       ==========       =======

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid during the period                 $  --          $  --          $     --         $     --         $  --
                                                     =======        =======        ==========       ==========       =======
     Income taxes paid during the period             $  --          $  --          $     --         $     --         $  --
                                                     =======        =======        ==========       ==========       =======




   The accompanying notes are an integral part of these financial statements.

                                 BTHC XIV, Inc.
                          (a development stage company)

                          Notes to Financial Statements


Note A - Background and Description of Business

BTHC XIV, Inc. (Company) was formed on March 31, 2006, and incorporated on August 16, 2006, in accordance with the Laws of the State of Delaware. The Company is the U. S. Bankruptcy Court mandated reincorporation of and successor to BTHC XIV, LLC, a Texas Limited Liability Company which was discharged from bankruptcy on November 29, 2004. The effective date of the merger of BTHC XIV, Inc. and BTHC XIV, LLC was August 16, 2006.

The Company's emergence from Chapter 11 of Title 11 of the United States Code on November 29, 2004 created the combination of a change in majority ownership and voting control - that is, loss of control by the then-existing stockholders, a court-approved reorganization, and a reliable measure of the entity's fair value
- resulting in a fresh start, creating, in substance, a new reporting entity. Accordingly, the Company, post bankruptcy, has no significant assets, liabilities or operating activities. Therefore, the Company, as a new reporting entity, qualifies as a "development stage enterprise" as defined in Statement of Financial Accounting Standard No. 7, as amended.

The Company's post-bankruptcy business plan is to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged. However, the Company does not intend to combine with a private company which may be deemed to be an investment company subject to the Investment Company Act of 1940. A combination may be structured as a merger, consolidation, exchange of the Company's common stock for stock or assets or any other form which will result in the combined enterprise's becoming a publicly-held corporation.


Note B - Bankruptcy Action

Commencing on March 28, 2003, BTHC XIV, LLC filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Northern District of Texas - Dallas Division (Bankruptcy Court). The Company's bankruptcy action was part of a combined case (Case No. 03-33152-HDH-11) encompassing the following related entities: Ballantrae Healthcare, LLC; Ballantrae Texas, LLC; Ballantrae New Mexico, LLC; Ballantrae Missouri, LLC; Ballantrae Illinois, LLC; BTHC I, LLC; BTHC II, LLC; BTHC III, LLC; BTHC IV, LLC; BTHC V, LLC; BTHC VI, LLC; BTHC VIII, LLC; BTHC VIIII, LLC; BTHC X, LLC; BTHC XI, LLC; BTHC XII, LLC; BTHC XIV, LLC; BTHC XV, LLC; BTHC XVII, LLC; BTHC XIX, LLC; BTHC XX, LLC; BTHC XXI, LLC; BNMHC I, LLC; BMOHC II, LLC; BILHC I, LLC, BILHC II, LLC; BILHC III, LLC; BILHC IV, LLC; BILHC V, LLC.

All assets, liabilities and other claims against the Company and it's affiliated entities were combined for the purpose of distribution of funds to creditors. Each of the entities otherwise remained separate corporate entities. From the commencement of the bankruptcy proceedings through November 29, 2004 (the effective date of the Plan of Reorganization), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

A Plan of Reorganization was approved by the United States Bankruptcy Court, Northern District of Texas - Dallas Division on November 29, 2004. The Plan of Reorganization, which contemplates the Company entering into a reverse merger transaction, provided that certain identified claimants as well as unsecured creditors, in accordance with the allocation provisions of the Plan of Reorganization, and the Company's new controlling stockholder would receive "new" shares of the Company's post-reorganization common stock, pursuant to
Section 1145(a) of the Bankruptcy Code. As a result of the Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger.

                                 BTHC XIV, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note B - Bankruptcy Action - Continued

The cancellation of all existing shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy stockholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of November 29, 2004, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $1,000 in cash due from the Bankruptcy Estate.


Note C - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and retains the Company's pre-bankruptcy year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented


Note D - Going Concern Uncertainty

The Company has no post-bankruptcy operating history, no cash on hand, no assets and has a business plan with inherent risk. Because of these factors, the Company's auditors have issued an audit opinion on the Company's financial statements which includes a statement describing our going concern status. This means, in the auditor's opinion, substantial doubt about our ability to continue as a going concern exists at the date of their opinion.

The Company's majority stockholder maintains the corporate status of the Company and has provided all nominal working capital support on the Company's behalf since the bankruptcy discharge date. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The Company's continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis. Further, the Company faces considerable risk in it's business plan and a potential shortfall of funding due to our inability to raise capital in the equity securities market. If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and additional funds loaned by management and/or significant stockholders.

                                 BTHC XIV, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note D - Going Concern Uncertainty - Continued

The Company's business plan is to seek an acquisition or merger with a private operating company which offers an opportunity for growth and possible appreciation of our stockholders' investment in the then issued and outstanding common stock. However, there is no assurance that the Company will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in the then outstanding common stock.

The Company remains dependent upon additional external sources of financing; including being dependent upon its management and/or significant stockholders to provide sufficient working capital in excess of the Company's initial capitalization to preserve the integrity of the corporate entity.

The Company anticipates offering future sales of equity securities. However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

The Company's certificate of incorporation authorizes the issuance of up to 10,000,000 million shares of preferred stock and 40,000,000 shares of common stock. The Company's ability to issue preferred stock may limit the Company's ability to obtain debt or equity financing as well as impede potential takeover of the Company, which takeover may be in the best interest of stockholders. The Company's ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist. There is no legal obligation for either management or significant stockholders to provide additional future funding.

In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may become dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

While the Company is of the opinion that good faith estimates of the Company's ability to secure additional capital in the future to reach its goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.


Note E - Summary of Significant Accounting Policies

1.   Cash and cash equivalents

     The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Reorganization costs

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all costs incurred with the incorporation and reorganization, post-bankruptcy, of the Company were charged to operations as incurred.

                                 BTHC XIV, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note E - Summary of Significant Accounting Policies - Continued

3.   Income taxes

     The Company uses the asset and liability method of accounting for income taxes. At June 30, 2007, December 31, 2006, 2005 and 2004, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     As of June 30, 2007, December 31, 2006, 2005 and 2004, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods as a result of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.   Income (Loss) per share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) available to common stockholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

     Fully diluted earnings (loss) per share is computed similar to basic income
     (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

     Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income
     (loss) position at the calculation date.

     As of June 30, 2007, December 31, 2006m, 2005 and 2004 and subsequent thereto, the Company had no outstanding stock warrants, options or convertible securities which could be considered as dilutive for purposes of the loss per share calculation.


Note F - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to financial risk, if any.




                                 BTHC XIV, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note G - Income Taxes

The components of income tax (benefit) expense for the six months ended June 30, 2007, each of the years ended December 31, 2006 and 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29, 2004 (date of bankruptcy settlement) through June
30, 2007, respectively, are as follows:

                                                                   Period from     Period from
                                                               November 29, 2004 November 29, 2004
                                                                   (date of       (date of
                                                                  bankruptcy      bankruptcy
                  Six months         Year            Year         settlement)    settlement)
                     ended           ended           ended          through        through
                    June 30,      December 31,    December 31,    December 31,     June 30,
                     2007            2006            2005            2004            2007
                   -------         -------         -------         -------         -------

       Federal:
  Current          $  --           $  --           $  --           $  --           $  --
  Deferred            --              --              --              --              --
                   -------         -------         -------         -------         -------
                      --              --              --              --              --
                   -------         -------         -------         -------         -------
State:
  Current             --              --              --              --              --
  Deferred            --              --              --              --              --
                   -------         -------         -------         -------         -------
                      --              --              --              --              --
                   -------         -------         -------         -------         -------

  Total            $  --           $  --           $  --           $  --           $  --
                   =======         =======         =======         =======         =======



As of June 30, 2007, the Company has a net operating loss carryforward(s) of approximately $4,500 to offset future taxable income. The amount and availability of any net operating loss carryforwards will be subject to the limitations set forth in the Internal Revenue Code. Such factors as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of any net operating loss carryforward(s).

The Company's income tax expense for the six months ended June 30, 2007, each of the years ended December 31, 2006 and 2005, the period from November 29, 2004 (date of bankruptcy settlement) through December 31, 2004 and the period from November 29, 2004 (date of bankruptcy settlement) through June 30, 2007, respectively, are as follows:


                                                                                   Period from     Period from
                                                                               November 29, 2004 November 29, 2004
                                                                                   (date of       (date of
                                                                                  bankruptcy      bankruptcy
                                  Six months         Year            Year         settlement)    settlement)
                                     ended           ended           ended          through        through
                                    June 30,      December 31,    December 31,    December 31,     June 30,
                                     2007            2006            2005            2004            2007
                                    -------         -------         -------         -------         -------


Statutory rate applied to
   income before income taxes       $  (325)         $(1,210)         $  --           $  --           $(1,535)
Increase (decrease) in income
   taxes resulting from:
     State income taxes                --               --               --              --              --
     Other, including reserve
     for deferred tax asset and
     application of net operating
     loss carryforward                  325            1,210             --              --             1,535
                                    -------          -------          -------         -------         -------

Income tax expense                  $  --            $  --            $  --           $  --           $  --
                                    =======          =======          =======         =======         =======



                                 BTHC XIV, Inc.
                          (a development stage company)

                    Notes to Financial Statements - Continued


Note G - Income Taxes - Continued

The Company's only temporary differences as of June 30, 2007, December 31, 2006, 2005 and December 31, 2004 relate to the Company's net operating loss and the statutory deferrals of expenses for organizational costs pursuant to the applicable Federal Tax Law. Accordingly, any deferred tax asset, as fully reserved, or liability, if any, as of June 30, 2007, December 31, 2006, 2005 and 2004, respectively, is nominal and not material to the accompanying financial statements.


Note H - Capital Stock Transactions

Pursuant to the First Amended Joint Plan of Reorganization Proposed By The Debtors affirmed by the U. S. Bankruptcy Court - Northern District of Texas - Dallas Division on November 29, 2004, the Company "will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares relative to each Post Confirmation Debtor. The Plan Shares shall all be of the same class."

As provided in the Plan, 70.0% of the Plan Shares of the Company were issued to Halter Financial Group, Inc., the Company's controlling shareholder, in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and the payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining 30.0% of the Plan Shares of the Company were issued to other holders of various claims as defined in the Order Confirming First Amended Joint Plan of Reorganization.

Based upon the calculations provided by the Creditor's Trustee, the Company issued an aggregate 500,007 shares of the Company's "new" common stock to all unsecured creditors and the controlling stockholder in settlement of all unpaid pre-confirmation obligations of the Company and/or the bankruptcy trust.

                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BTHC XIV, INC.


DATE: July 9, 2007             By: /s/ Timothy P. Halter
                                      ------------------------------------------
                                   Timothy P. Halter, President, Chief
                                   Executive Officer and Chief Financial Officer

                                INDEX OF EXHIBITS


  The following documents are filed as exhibits to this Registration Statement

Exhibit       Description of Exhibit
--------------------------------------------------------------------------------

2.1 First Amended Joint Plan of Reorganization filed by the Debtors and Official Committee of Unsecured Creditors, In the United States Bankruptcy Court, Northern District of Texas, Dallas Division, In Re:
          Ballantrae Healthcare, LLC, et. al., Debtors, Case No. 03-33152-HDH-11, dated September 29, 2004.

2.2 Order Confirming First Amended and Joint Plan of Reorganization, Chapter 11, Case No. 03-33152-HDH-11, Signed November 29, 2004.

3.1 Agreement and Plan of Merger by and between BTHC XIV, Inc. and BTHC XIV, LLC, dated August 15, 2006.

3.2 Certificate of Merger as filed with the Secretary of State of the State of Delaware on August 16, 2006.

3.3 Articles of Merger as filed with the Secretary of State of the State of Texas on August 16, 2006.

3.4       Certificate of Incorporation of BTHC XIV, Inc.

3.5       Bylaws of BTHC XIV, Inc.

4.1       Form of common stock certificate.
-----------------